ABACUS GLOBAL MANAGEMENT, INC.
DESCRIPTION OF SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF
THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

The following is a description of the common stock and 9.875% Fixed Rate Senior Notes due 2028 of Abacus Global Management, Inc. (the “Company,” “we,” “our,” or “us”), which are the only securities of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The following summary description is based on the provisions of our certificate of incorporation, our bylaws and the applicable provisions of the Delaware General Corporation Law. This summary does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, the applicable provisions of our certificate of incorporation and our bylaws, which are filed as exhibits to this Annual Report on Form 10-K, of which this Exhibit is a part, and are incorporated by reference herein. We encourage you to read our certificate of incorporation. our bylaws and the applicable provisions of the Delaware General Corporation Law for more information.

General

The following description is a summary, does not purport to be complete and is qualified in its entirety by reference to our certificate of incorporation, as amended, and our bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part and are incorporated by reference into this prospectus.

DESCRIPTION OF COMMON STOCK (“ABX”)

We are authorized to issue up to 201,000,000 shares of capital stock, of which 200,000,000 are shares of Common Stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, $0.0001 par value (the “Common Stock”).

Common Stock

The holders of our Common Stock are entitled to the following rights:

Voting Rights. Our Common Stock is entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and does not have cumulative voting rights. Accordingly, all elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

Dividends. The holders of our Common Stock are entitled to receive dividends if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation. In the event of our liquidation, dissolution, or winding up, holders of our Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of our preferred stock, if any.

Rights and Preferences. Holders of our Common Stock have no pre-emptive, conversion, or subscription rights, and there are no redemption or sinking fund provisions applicable to our Common Stock.

Fully Paid and Nonassessable. All of our outstanding shares of our Common Stock are, and the shares of our Common Stock to be issued in this offering will be, fully paid and nonassessable.

Exclusive Forum

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee or agent of the Company to the Company or the Company’s stockholders, (c) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law, our Certificate of Incorporation or Bylaws, or (d) any action asserting a claim asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (a) through (d) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction; and subject to the preceding provisions of this Section 12.1, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”).

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

●a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

●an affiliate of an interested stockholder; or

●an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

●our board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction; or

●after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of Common Stock.

9.875% Fixed Rate Senior Notes due 2028 (“ABXL”)

In November 2023, the Company issued 1,426,000 of its 9.875% Fixed Rate Senior Notes due 2028 (the “Notes”) for a total raise of $35,650,000, and in February 2024, issued an additional 1,000,000 Notes for a total raise of $25,000,000. On December 2, 2024, the Company issued 2,909,083 Notes with an aggregate principal amount of $72,727,075 as partial consideration for the acquisition of Carlisle Management Company S.C.A. An additional 80,096 Notes were issued on August 18, 2025 with an aggregate principal amount of $2,002,400 as a purchase price adjustment in connection with the Carlisle Acquisition.

A summary of the terms and conditions of the Notes follows:

Title of the securities	9.875% Fixed Rate Senior Notes due 2028

Principal payable at maturity
100% of the aggregate principal amount. The outstanding principal amount of the notes will be payable on the stated maturity date at the office of the trustee, paying agent and security registrar for the notes or at such other office as we may designate.

Maturity date	The Notes will mature on November 15, 2028.

Interest rate	9.875% per annum.

Interest periods
The initial interest period is the period from and including the issue date, to, but excluding, the initial interest payment date, and the subsequent interest periods are the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.

Interest payment dates
Each February 15, May 15, August 15 and November 15 of each year ending on the maturity date. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.

Interest day count convention	Interest is computed on the basis of a 360-day year consisting of twelve 30-day months.

Record dates
The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date shall, as provided in such Indenture, be paid to the Person in whose name this Security is registered at the close of business on the Regular Record Date for such interest, which shall be the Business Day preceding the applicable Interest Payment Date..

Ranking
The Notes are the Company’s senior unsecured obligations and will rank: (i) equal in right of payment to the Company’s other outstanding and future senior unsecured indebtedness (including the Company’s $10.5 million Amended and Restated Unsecured Senior Promissory Note, dated as of July 5, 2023); (ii) senior to any of the Company’s existing and future indebtedness that expressly provides it is subordinated to the notes; (iii) effectively subordinated to all of the Company’s existing and future secured indebtedness (including indebtedness that is initially unsecured to which the Company subsequently grants security), to the extent of the value of the assets securing such indebtedness (including the Company’s $150 million senior secured credit facility dated as of December 10, 2024 (the “SSCF”)); and (iv) structurally subordinated to all existing and future indebtedness and other obligations of any of the Company’s subsidiaries (including the guarantees by the Company’s subsidiaries of the SSCF).

Change of control offer to repurchase
If the Company is subject to a Change of Control Repurchase Event, each holder of the Notes may require the Company to purchase all or a portion of such holder’s notes at a price equal to 100% of their principal amount, plus accrued and unpaid interest thereon, if any, to, but excluding, the date of purchase.

Repayment at holder’s option
The notes are subject to repayment at the option of the holder at any time prior to the maturity date, except as set forth under “Description of the Notes-Offer to Repurchase Upon a Change of Control Repurchase Event” and will not be entitled to any sinking fund.

Events of default
Events of default include defaults in payment of principal or interest on the Notes, breach of a Note covenant, defaults in payment of debt of over $10 million, and bankruptcy or insolvency. Either the trustee or the holders of 25% of the principal amount of Notes outstanding can generally declare the Notes payable following an event of default. Subject to certain conditions, this declaration may be annulled by the holders of a majority in the principal amount of the Notes. In addition, the holders of a majority in principal amount of notes of all affected series (voting as one class except in the case of events of default regarding a default in any principal, premium or interest payment or deposit of any sinking fund, as to which each series so affected will vote as a separate class) may waive any past default with respect to the notes of such series.

Modification
The Company may amend the indenture in a manner that does not adversely affect the holders in any material respect. The consent of the holders of a majority of the principal amount of Notes outstanding is required to otherwise amend the indenture; provided that certain amendments require the consent of each affected Note holder, including changing the maturity or interest payments dates and reducing the amount of Notes the holders of which are required for indenture amendments or waivers.

Indenture and trustee
The Notes are issued under the indenture, dated as of November 10, 2023, between the Company and U.S. Bank Trust Company, National Association, as trustee, as supplemented by a supplemental indentures relating to the issuance of the notes.

Governing law	The Notes are to be governed by and construed in accordance with the laws of the State of New York.